www.linkedin.com/in/bianca-winslow (LinkedIn)

Top Skills

Microsoft Office

Customer Service

Microsoft Excel

Languages

English

Spanish

Bianca Winslow

Co-Founder at Actively Black

Los Angeles, California, United States

Summary

As a founding member of the team, I have been integral in the exponential growth and
development of Actively Black as the third-fasted growing DTC athleisure brand globally. I
oversee all daily operations, steering the brand to achieve its long-term goals and laying the
foundation for the company to scale with focus and precision. I foster a collaborative
work environment that promotes innovation and agility, and ensures operational efficiency that
optimizes measurable impact and keeps the brand ahead of market trends.

Experience

Actively Black
Co-Founder
June 2020 - Present (4 years 5 months)
Los Angeles, California, United States

Combs Enterprises
Global Marketing Coordinator
August 2021 - June 2022 (11 months)
Los Angeles, California, United States

Win-Win
Operations Lead
October 2018 - August 2021 (2 years 11 months)

Win-Win is a gaming platform that enables pro athletes, entertainers, and entities of influence (teams, universities, etc) to mobilize and monetize their fanbase to support charitable causes. #GamifiedGiving Win-Win's ecosystem of value also helps brands reach targeted consumers more effectively through sponsorship integration.

Redline Group
Branding Operations/Excecutive Assistant to Director of Branding
May 2014 - July 2020 (6 years 3 months)
Greater Los Angeles Area

• Provided executive level administrative assistance to Director of Branding in creation of new ideas and concepts for clients
• Researched ways to improve the presence of clients
• Responded to emails and inquiries from prospective and current clients, external teams and vendors
• Contributed operations assistance by answering phone, attending conferences, meetings, events and offering input when needed
• Assisted with complying ideas to help clients build their brand

EFG :: Entertainment Fusion Group
Public Relation Intren
May 2017 - August 2017 (4 months)
Greater Los Angeles Area

• Suggested ways to increase awareness to the product of our clients
• Researched news coverage by major outlets and completed news clippings for clients
• Collaborated with top graded companies to assist with event production and management
• Helped with influencer marketing and outreach

Mirum Agency
Social Media Intern
January 2017 - May 2017 (5 months)
Greater Los Angeles Area

• Devised ways to increase awareness to the product of our clients
• Responded to emails and inquiries from prospective bloggers and influencers
• Develop strategic plans and manage budgets
• Assembled bloggers, influencers and their social channel links
• Calculated impressions and engagements of social channels
• Assisted in completing media plans and wrap decks.

The Chop Shop
Sport Information Coordinator
May 2016 - July 2016 (3 months)

• Gathered notes and data related to both local and national sports events on behalf of on air personalities

• Worked with community partners and sponsors to create promotions for city wide events during on air programming
• Brainstormed ways to increase engagement and number of regular daily listeners

Roc Nation
NBA Draft/PR Intern
June 2015 - July 2016 (1 year 2 months)
Greater New York City Area

• Provided Executive level administrative assistance to Director of Branding in creation of new ideas and concepts for clients
• Researched ways to improve the presence of clients
• Responded to emails and inquiries from prospective and current clients, external teams and vendors
• Contributed operations assistance by answering phone, attending conferences, meetings, events and offering input when needed

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Education

University of Houston
Bachelor's Degree, Public Relations, Advertising, and Applied Communication · (2012 - 2016)